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May 29, 2025

VIA EDGAR CORRESPONDENCE

Brian Szilagyi
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOX Review of First Trust Senior Floating Rate Income Fund II (File No. 811-21539)

Dear Mr. Szilagyi:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) on April 29, 2025 via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding First Trust Senior Floating Rate Income Fund II (the “Fund”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Fund’s Annual Report for the fiscal year ended May 31, 2024 (the “Annual Report”) as filed on Form N-CSR with the Staff on August 8, 2024.

Comment 1

The Staff notes that Item C.7 of the Fund’s Form N-CEN indicates that the Fund did not enter into any unfunded commitment agreements under Rule 18f-4(e); however, the Staff noted that Form N-CSR indicates certain investments in unfunded commitment agreements. Please discuss in correspondence why box C.7.n.v. was left unchecked and whether the Fund complies with Rule 18f-4(e) with respect to unfunded commitments.

Response to Comment 1

The Fund confirms that it did enter into unfunded commitment agreements during the applicable reporting period under Rule 18f-4(e) and that the box for C.7.n.v. should have been checked on the Fund’s applicable Form N-CEN filing. The box was left unchecked due to an oversight in the Form N-CEN process, which has now been addressed for the Fund and other applicable First Trust Funds. The Fund will provide an accurate response in future Form N-CEN filings with regard to its holdings of unfunded commitment agreements in Item C.7.n.v, as applicable. The Fund was not in compliance with Rule 18f-4(e) during the applicable reporting period, however, the Fund confirms it now complies with Rule 18f-4(e) with respect to unfunded commitment agreements.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP
By:	/s/ Morrison C. Warren
Morrison C. Warren